UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant’s name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Entree Gold Discovers Coal in Mongolia

Vancouver, B.C., August 25, 2008 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) announces a new coal discovery on its 100% owned Togoot license, which forms the western portion of its Lookout Hill Property in Mongolia. Exploration in 2008 is focused on a number of geological targets on the Togoot license including the new coal discovery, Nomkhon Bohr.

NOMKHON BOHR

Entrée is evaluating a coal target known as Nomkhon Bohr, located in the northwest corner of the license, approximately 60 kilometres northwest of Ivanhoe Mines Ltd. (TSX: IVN; NYSE: IVN; NASDAQ: IVN – “Ivanhoe Mines”) Oyu Tolgoi copper-gold deposits and 70 kilometres southeast of the Tavan Tolgoi coal deposit. A haul road, currently used to transport coal from Tavan Tolgoi to China, passes within five kilometres of Nomkhon Bohr.

Greg Crowe, President and CEO of Entrée, stated “The discovery of coal on our 100%-owned Togoot license greatly enhances the exploration potential of our Lookout Hill project. The location of the discovery is particularly important as it occurs close to the haulage road currently used to ship coal from the rich Tavan Tolgoi deposit to China. Should this coal discovery proceed to development, it is well situated with respect to both the Chinese market and to the developing Oyu Tolgoi copper-gold project. Entrée is proceeding with a full evaluation of Nomkhon Bohr.”

Entrée has been evaluating the Nomkhon Bohr area with geological mapping, magnetic and induced polarization (“IP”) geophysical surveys, excavator-assisted trenching, and core drilling. The work to date has traced the target over a strike length of 1,000 metres, and it remains open along strike to the east and to the west and downdip.

Seven trenches totalling 620 metres and five core holes totalling 467 metres have been completed; however, only two of the five holes completely tested the target and the remaining three holes were abandoned due to drilling problems. Hole EG-08-068 intersected three multi-metre-thick coal-bearing horizons of 13.50 metres, 25.65 metres, and 7.57 metres apparent thickness – within these horizons are coal seams of variable apparent thickness. Hole EG-08-071 encountered two coal-bearing horizons with interbedded mudstones and coal over apparent thicknesses of 21.40 metres and 57.40 metres. Hole EG-08-072 intersected the coal-bearing horizon at 42.05 metres but the hole was abandoned at 66.60 metres. The quality of coal within the target is as yet undetermined. Drill core samples have been submitted for analysis to SGS Tianjin China; however, results are not expected for several weeks.

The coal target continuity appears to be predictable from hole to hole, and from trench to trench. Further drilling to test the downdip continuity of the coal-bearing horizons is planned, as well as further trenching along strike.

Entrée has contracted with Norwest Corporation, an international natural resource consulting group, to evaluate the geology of the Nomkhon Bohr discovery and intends to have Norwest assist with ongoing exploration.

James R. Foster, P.Geo., Entrée’s Project Manager – Lookout Hill, and a qualified person as defined by NI 43-101, supervised the preparation of the information in this news release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. Most notably, the Company is a large landholder in Mongolia, where it holds three exploration licenses that comprise the 179,590-hectare Lookout Hill property. Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett deposit and the newly discovered Heruga deposit.

In July 2008, Entrée formed a joint venture with Ivanhoe Mines’ wholly-owned Mongolian subsidiary on approximately 40,000 hectares of the Lookout Hill property. Pursuant to an “Earn-in Agreement” announced in October 2004, Ivanhoe Mines’ subsidiary earned a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending US$35 million on the joint venture property. Details of the Earn-In Agreement are available on Entrée’s website at www.entreegold.com and on SEDAR at www.sedar.com.

The Hugo North Extension on Lookout Hill, identified through drilling conducted by Ivanhoe Mines as part of the Earn-In Agreement, contains an Indicated Resource of 117 million tonnes averaging 1.8% copper and 0.61 g/t gold for a copper equivalent grade of 2.19%. The contained metal in this Indicated Resource is estimated at 4.6 billion pounds of copper and 2.3 million ounces of gold. An additional Inferred Resource for this area is estimated at 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold for a copper equivalent grade of 1.35%, containing 2.4 billion pounds of copper and 950,000 ounces of gold. Both the Indicated and Inferred Resources use a 0.6% copper equivalent cut-off grade. No consideration was made for metallurgical recoveries. (See the Company’s news release from March 29, 2007).

On March 12, 2008, Entrée announced an initial mineral resource estimate prepared for the Heruga copper, gold, and molybdenum deposit, under the supervision of Quantitative Group, Perth Australia. Heruga is estimated to contain an Inferred Resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 ppm molybdenum for a copper equivalent grade of 0.91%, using a 0.60% copper equivalent cut-off grade. Based on these figures, the Heruga deposit is estimated to contain at least eight billion pounds of copper and 13.4 million ounces of gold. Drilling is being conducted by joint venture partner, Ivanhoe Mines.

The Company continues to explore its large landholdings in Mongolia as well as evaluating new opportunities throughout the region and elsewhere in Asia. Entrée plans to explore the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade. In North America, the Company is exploring for copper-molybdenum porphyry systems in the southwest USA. The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.

Ivanhoe Mines and Rio Tinto are major shareholders of Entrée, holding approximately 15% and 16% of issued and outstanding shares respectively.

FURTHER INFORMATION

Mona Forster, VP & Corporate Secretary Entrée Gold Inc. Tel: 604-687-4777 E-mail: mforster@entreegold.com	Primoris Group Tel: 866-368-7330 Email: info@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”,

“expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date August 25, 2008
By: /s/ Mona Forster Mona Forster VP & Corporate Secretary